Exhibit 1.1

Vickers Vantage Corp. I

1 Harbourfront Avenue, #16-06

Keppel Bay Tower, Singapore 098632

Singapore

March 16, 2022

MAXIM GROUP LLC, as Representative of the Underwriters

405 Lexington Avenue

New York, NY 10174

Ladies and Gentlemen:

We refer to the underwriting agreement, dated January 6, 2021 (the “Agreement”), between Maxim Group LLC (“Maxim”), as representative of the underwriters named on Schedule A of the Agreement, and Vickers Vantage Corp. I (the “Company”). All capitalized terms not defined in this letter shall have the meanings ascribed to them in the Agreement.

Maxim and the Company hereby amend the Agreement as follows:

1. Section 1.3 of the Agreement is hereby amended and restated in its entirety to read as follows:

“1.3 Deferred Underwriting Commission. The Underwriters agree that 3.5% of the gross proceeds from the sale of the Firm Units ($4,200,000) and 5.5% of the gross proceeds from the sale of the Option Units (up to $990,000) (the “Deferred Underwriting Commission”) will be deposited in and held in the Trust Account and payable directly from the Trust Account, without accrued interest, to Maxim for its own account upon consummation of the Business Combination. Notwithstanding the foregoing, if in connection with the consummation of a Business Combination, after redemptions of Ordinary Shares by the Company’s shareholders, the balance in the Trust Fund is $25,000,000 or less, then the Deferred Underwriting Commission will be payable as follows:

(A) 50% of the Deferred Underwriting Commission will be payable to Maxim directly from the Trust Account; and

(B) the remaining 50% of the Deferred Underwriting Commission will be payable to Maxim in the form of a Promissory Note on or before the one year anniversary of the effective date of a Business Combination.

In the event that the Company is unable to consummate a Business Combination and Continental Stock Transfer & Trust Company (“CST”), as the trustee of the Trust Account (in this context, the “Trustee”), commences liquidation of the Trust Account as provided in the Trust Agreement, the Underwriters agrees that: (i) the Underwriters hereby forfeit any rights or claims to the Deferred Underwriting Commission; and (ii) the Deferred Underwriting Commission, together with all other amounts on deposit in the Trust Account, shall be distributed on a pro-rata basis among the then outstanding holders of Ordinary Shares sold in this Offering.”

2. Section 3.30 of the Agreement is amended and restated in its entirety to read as follows:

“3.30. Payment of Deferred Underwriting Commission on Business Combination. Upon the consummation of a Business Combination, the Company agrees that it will cause the Trustee to pay the Deferred Underwriting Commission directly from the Trust Account (or from the Company for any payment to be made after the consummation of the Business Combination) to Maxim, in accordance with Section 1.3.”

Maxim agrees to enter into any such amendment to the Investment Management Trust Agreement as may be required to effectuate the intent of this letter.

Except as provided herein, the Agreement shall remain in full force and effect.

Sincerely

VICKERS VANTAGE CORP. I

By:	/s/ Jeffrey Chi
Title:	Chief Executive Officer

ACCEPTED AND AGREED:

MAXIM GROUP LLC, as Representative of the Underwriters

By:	/s/ Clifford Teller
Title:	Head of Banking